KOOR INDUSTRIES LTD.
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                                                 OFFICE OF LEGAL COUNSEL
                                                 21 Ha'arba'a Street
                                                 Tel Aviv 64739
                                                 Israel
                                                 Tel:  972-3-6238420
                                                 Fax:  972-3-6238425


January 3, 2000


The Securities Authority   The Tel Aviv Stock Exchange     The Registrar of Companies
22 Kanfei Nesharim St.     54 Ahad Ha'am St.               97 Yafo St.
Jerusalem 95464            Tel Aviv 65202                  Jerusalem 91007
---------------            --------------                  ---------------

Fax: 02-6513940            Fax: 03-5105379
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


Dear Sirs,

                   Re:  IMMEDIATE REPORT 1/2000
                        KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3)


Further to Immediate Report No. 38/99 of Koor Industries Ltd. (hereinafter:
"Koor") dated October 26, 1999, in the matter of the sale of the holdings of Tadiran Ltd. ("Tadiran") in Tadiran Appliances Ltd. ("TAL") to
Nechushtan Investments Co. Ltd. (a copy of the Immediate Report is attached), Koor hereby gives notice as follows:

The final contract with Nechushtan was signed during the evening of December 30, 1999.

The closing is contingent upon receipt of certain approvals, including that of the Anti-Trust Commissioner.

The consideration in respect of Tadiran's holdings as stipulated in the final contract is approximately NIS 132.7 million, which will be paid to Tadiran on the closing date.

The expected capital loss to Koor from this transaction is incorporated, mainly in the financial statements of Koor as at September 30, 1999.

                                             Yours sincerely,


                                             Adv. Shlomo Heller
                                         Legal Counsel and Company Secretary

[LOGO]  Koor Industries Ltd.
-------------------------------------------------------------------------------
                                                      OFFICE OF LEGAL COUNSEL
                                                      21 Ha'arba'a Street
                                                      Tel Aviv 64739
                                                      Israel
                                                      Tel:  972-3-6238420
                                                      Fax:  972-3-6238425

                                                      26 October 1999




The Securities Authority The Tel Aviv Stock Exchange The Registrar of Companies
22 Kanfei Nesharim St.   54 Ahad Ha'am St.           97 Yafo St.
Jerusalem 95464          Tel Aviv 65202              Jerusalem 91007

Fax: 02-6513940          Fax: 03-5105379



Dear Sirs,

                  Re: KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3) IMMEDIATE REPORT NO. 38/99
                       ---------------------------------------------------


Koor Idustries LTD. ("Koor") hereby gives notice as follows:

Yesterday afternoon a binding memorandum of understanding has been signed by Tadiran Ltd. (hereinafter: "Tadiran"), a wholly owned (100%) subsidiary of Koor, for the sale of Tadiran's holdings - about 56% - in Tadiran Appliances Ltd. (hereinafter: "TAL'), to Nechushtan Investment Co. Ltd. (hereinafter: "Nechushtan").

The consideration for Tadiran's holdings will be calculated on the basis of an agreed company value of TAL for the purpose of the transaction, which will be 85% of the shareholders' equity of TAL according to TAL's financial statements, for September 30 1999, subject to certain adjustments.

Tadiran and Nechustan will sign a final contract within 60 days.

The execution of the transaction, subject to due diligence, is conditioned upon receiving certain approvals, including the approval of the Restrictive Trade Commissioner.



                                         Yours sincerely,


                                         Adv. Shlomo Heller
                                  Legal Counsel and Company Secretary